MBSC SECURITIES CORPORATION
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

May 11, 2012

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Emerson S. Davis, Esq.

Re:	MBSC Securities Corporation (File No. 812-13907)
Request for Withdrawal of Application for an Order for Exemptive Relief

Ladies and Gentlemen:

MBSC Securities Corporation (the "Registrant") respectfully requests the withdrawal of its application for an order under Section 12(d)(l)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 6(c) of the 1940 Act granting an exemption from Rule 12d1-2(a) under the 1940 Act (the "Application").  The Application was filed with the Securities and Exchange Commission (the "Commission") on May 23, 2011 and amended on August 18, 2011.

The Registrant requests the withdrawal of the Application in response to a comment of the staff (the "Staff") of the Commission provided by Mr. Emerson S. Davis of the Staff by letter dated September 20, 2011.

Please direct any questions regarding this matter to David Stephens of Stroock & Stroock & Lavan LLP, counsel to the Registrant, at 212.806.6138.

Sincerely,

/s/  James Bitetto
James Bitetto
Assistant Secretary